EXHIBIT 7

                                GERDAU AMERISTEEL

                GERDAU AMERISTEEL ANNOUNCES THIRD QUARTER RESULTS

TORONTO, ON, OCTOBER 28TH, 2002 - - Gerdau Ameristeel Corporation ("Gerdau Ameristeel") (TSX: GNA) today announced the financial results (Canadian dollars) of its predecessor affiliate, Co-Steel Inc., for the third quarter and nine months ended September 34~, 2002. On October 22, 2002, Co-Steel merged with the North American operations of Gerdau S.A. (NYSE: GGB) to form Gerdau Ameristeel. For compliance with disclosure guidelines, the financial results of Co-Steel as of September 30, 2002 are being reported in conformance with historical practices. For clarification and guidance, we have also incorporated US dollar proforma financial results for the new entity Gerdau Ameristeel for the three and nine month periods ending September 30, 2002.

Co-Steel earned C$8.5 million, or C$0.14 per share, for the three-month period ended September 30, 2002, compared to a loss of C$30.2 million, or C$l.03 per share, during the same period in the prior year. Earnings before interest, taxes, depreciation and amortization (EBITDA) were C$35 million for the three-month period ended September 30, 2002, compared with negative EBITDA of C$3.8 million during the same period in the prior year.

For the nine-month period ended September 30, 2002, Co-Steel recorded net income of C$2.6 million compared to a net loss of C$89.2 million during the same period in the prior year. Included in the results for the nine- month period ended September 30, 2002 is a favorable pretax cash settlement of C$6.3 million related to an electrode price fixing claim as well as a C$9.1 million pretax noncash writedown of the Company's remaining investment in ASW Holdings PLC
(ASW). The loss for the nine-month period ended September 30, 2001 included an C$18 million pretax noncash writedown of the Company's investment in ASW as well as the effect of a three- month labor disruption at the Whitby Mill.

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GERDAU AMERISTEEL PROFORMA FINANCIAL INFORMATION (US DOLLARS)

The following table summarizes the combined proforma US dollar results of Co-Steel and Gerdau S.A.'s North American operations for the three-month and nine-month periods ended September 30, 2002. This information on shipments and the income statement information has been prepared as if the combination if Co-Steel and Gerdau S.A.'s North American operations had taken place at the beginning of each period and the balance sheet information has been prepared as if the combination had taken place on September 30, 2002:

                                              PERIOD ENDING SEPTEMBER 30, 2002
                                              PROFORMA                PROFORMA
                                              QUARTER              YEAR TO DATE
Shipments  Tons (000s)
---------
Mill Finished Steel                            1,283                  3,938
Fabricated Steel Products                        173                    513
Income Statement  US$(000s)
----------------
Net Sales                                   $442,205             $1,285,189
Operating Profit                              21,857                 62,851
Net Income                                    12,148                 21,512
EBITDA *                                      45,707                133,053
EPS - Basic                                     0.06                   0.10
EPS - Diluted                                   0.06                   0.10
Balance Sheet  US$(000s)
-------------
Net Working Capital                                               $ 330,102
Cash                                                                 14,538
Debt                                                                632,735
Book Value                                                          540,741
Market Capitalization (based on US$2.02 per share)                  400,981


Note: Net Working Capital excludes Cash & Debt. Debt includes Convertible Debentures.

* EBITDA excludes charges below operating income line, i.e. ASW investment writedown.

"The proforma results reflect solid performance in economic and steel market environments t at remain challenging," said Phillip Casey, President & CEO, Gerdau Ameristeel. "With the recent closing of the merger transaction, we look forward to capitalizing on the combined strengths and compatible cultures of the merged companies as they provide the nucleus to weather the challenges of the North American steel industry."

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel will be hosting a conference call on Monday October 28, 2002, at 10:00 a.m. EST to discuss the first quarter financial results of Co-Steel and the Company. A live audio webcast of the call will be available at www.gerdauameristeelcom and www.gerdau.com.br. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.


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ABOUT GERDAU AMERISTEEL

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6 8 million tons of finished steel products, Gerdau Ameristeel services long product customers throughout eastern North America. Gerdau Ameristeel's mini- mills are integrated with 29 downstream businesses that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. Gerdau Ameristeel has approximately 198 million common shares outstanding and the shares are traded on the Toronto Stock Exchange under the symbol GNA. For additional financial information and investor information, including financial statements, visit www.gerdauameristeel.com

The proforma statements present combined proforma financial information for Co-Steel and the North American operations of Gerdau S.A. as if they were combined at the beginning of the periods indicated and at September 30, 2002, as adjusted for the proforma effects of the combination and related transactions. Assumptions have been made in preparing these statements and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results of Gerdau AmeriSteel would have been had the combination of Co-Steel and Gerdau S.A. `s North American operations actually taken place at the beginning of the periods indicated or on September 30, 2002 and are not necessarily indicative of what the results of operations and financial position would have been. In addition, these statements do not purport to project the company's results of operations for any future periods or its financial position at any future date.

FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                                    Tom J. Landa
President & CEO                                     Chief Financial Officer
Gerdau Ameristeel                                   Gerdau Ameristeel
(8l3) 207-2225                                      (813) 207-2300
pcasey@gerdauameristeel.com                         tlanda@gerdauameristeel.com


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                                GERDAU AMERISTEEL

GERDAU AMERISTEEL & SUBSIDIARIES                              PROFORMA
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
  (US$ IN THOUSANDS)                                            GERDAU
                                                              AMERISTEEL
                                                           SEPTEMBER 30, 2002

ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                 $     14,538
   Accounts receivable, net                                       227,267
   Inventories                                                    345,417
   Deferred tax assets and recoverable taxes                       15,538
   Other current assets                                             5,493
TOTAL CURRENT ASSETS                                              608,253
PROPERTY, PLANT AND EQUIPMENT
   Fixed assets at cost                                         1,124,510
   Less accumulated depreciation                                (202,927)
NET PROPERTY, PLANT AND EQUIPMENT                                 921,583
GOODWILL                                                          114,374
DEFERRED FINANCING COSTS                                            2,801
OTHER ASSETS
   Intangible pension assets                                        1,828
   Other assets                                                     4,994
DEFERRED TAX ASSETS                                              (35,204)
TOTAL ASSETS                                                 $  1,618,629
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Trade accounts payable & accruals                         $    202,030
   Other current liabilities                                       61,582
   Bank indebtedness                                               31,612
   Current maturities of long-term borrowings                      73,009
TOTAL CURRENT LIABILITIES                                         368,232
LONG-TERM BORROWINGS, LESS CURRENT PORTION                        449,290
OTHER LIABILITIES                                                  86,067
DEFERRED TAX LIABILITIES                                           95,472
SHAREHOLDERS' EQUITY
   Invested capital                                               540,741
   Convertible debentures                                          78,825
                                                                  619,566

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $ 1,618,629


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                                GERDAU AMERISTEEL


GERDAU AMERISTEEL & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME                                               PROFORMA
  (US$ IN THOUSANDS)
                                                                 THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                 SEPTEMBER 30, 2002
NET SALES                                                        $  442,205                   $ 1,285,189
Operating Expenses:
         Cost of sales                                              374,813                     1,093,163
         Selling and administrative                                  21,133                        61,260
         Depreciation                                                23,851                        70,202
         Other operating expense (income)                               552                        (2,287)
                                                                    420,348                     1,222,337
INCOME FROM OPERATIONS                                               21,857                        62,851
OTHER EXPENSES
         Interest                                                    10,523                        31,226
         Foreign exchange (gains) losses                               (48)                           464
         Amortization of deferred financing costs                       112                           879
         Write-down portfolio investment                                  -                         5,778
INCOME BEFORE INCOME TAXES                                           11,270                        24,504
INCOME TAX (BENEFIT) EXPENSE                                          (878)                         2,992
NET INCOME (LOSS)                                                 $  12,148                     $  21,512


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


                                GERDAU AMERISTEEL


GERDAU AMERISTEEL & SUBSIDIARIES
STATISTICAL INFORMATION
US$

                                                         Proforma                                 Proforma
                                                       Quarter Ended                  --------------------------------
                                                    September 30, 2002                          Year-to-Date
                                                                                             September 30 ,2002
GERDAU AMERISTEEL                                    TONS           %                      TONS                    %

TOTAL FINISHED STEEL SHIPMENTS                      1,296,315                              3,992,127
         Rebar                                        307,876        23.8%                   939,639             23.5%
         Merchant/Structural/Specials                 463,309        35.7%                 1,440,005             36.1%
         Rod                                          167,932        13.0%                   551,510             13.8%
         Flat Rolled                                  183,861        14.2%                   547,601             13.7%
         Fabricated Steel                             173,337        13.4%                   513,372             12.9%

                                                     TONS         $/TON                    TONS                 $/TON
WEIGHTED AVERAGE SELLING PRICE US$/TON
Mill External Shipments                                            $297.22                                     $279.48
Fabricated Steel Shipments                                         $433.48                                     $434.88

SCRAP CHARGED - US$/TON                                            $ 95.91                                     $191.64
